Equitable Financial Life Insurance Company of America

Supplement dated March 10, 2026 to the current Modernized Alternative Disclosure Annual Notice for Corporate Sponsored Variable Universal Life

This Supplement updates certain information in the Appendix listing available Portfolio Companies in the most recent prospectus and Modernized Alternative Disclosure Annual Notice for variable life insurance policies and in any supplements to the prospectus and Modernized Alternative Disclosure Annual Notice (collectively, the “Prospectuses” or “Prospectus”). Unless otherwise indicated, all other information included in your Prospectus remains unchanged. You should read this Supplement in conjunction with the Prospectus and retain it for future reference. The terms we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

The Portfolio discussed below may not be available in all policies. Please refer to your Prospectus for the current variable investment options and corresponding underlying Portfolios available to you under your policy.

The purpose of this Supplement is to provide you with information regarding a Portfolio substitution. As is applicable to your policy, please note the following:

Substitution of Underlying Portfolio Shares

Subject to all necessary regulatory and other approvals, effective on or about April 24, 2026 (the “Substitution Date”), pursuant to the terms of your variable life policy and consistent with the terms and conditions of the U.S. Securities and Exchange Commission’s statement on insurance product fund substitutions, shares of the Replacement Portfolio listed in the table below will be substituted for shares of the corresponding Removed Portfolio listed opposite its name at relative net asset value. The Removed Portfolio currently serves as an underlying Portfolio for a variable investment option. At the time of the substitution, the impacted variable investment option will change its name to correspond to the Replacement Portfolio name. We will automatically direct any contributions, allocation elections, rebalancing or other transaction made using the old variable investment option name to the applicable new variable investment option name. Until the substitution occurs, the variable investment option that invests in the underlying portfolio being substituted will be available for investment. You may continue to transfer your account value among the investment options prior to the substitution, as usual, including choosing to transfer your account value in an impacted variable investment option to other investment options under your policy. Once the substitution occurs, the variable investment option that invests in the underlying portfolio that was substituted will no longer be available for investment and the remaining account value in the Removed Portfolio will be transferred to the Replacement Portfolio. You are permitted to make transfers out of the Removed Portfolio to one or more other Portfolios.

Note: We will not exercise any rights reserved by us under the policy to impose additional restrictions on transfers until at least 30 days after the Substitution Date, and any transfers out of the Replacement Portfolio during the 30-day period following the Substitution Date will not count against any limited number of transfers or a limited number of transfers permitted without a transfer charge, as applicable. Please contact the customer service center referenced in your Prospectus for more information about your variable investment options and for information on how to transfer your account value.

The Removed Portfolio (current underlying Portfolio) and corresponding Replacement Portfolio (new underlying Portfolio) is:

Removed Portfolio		Replacement Portfolio
Invesco V.I. Global Core Equity Fund (Series I)	will be substituted for:	Janus Henderson Global Research Portfolio (Institutional Class)

For some period of time after the substitution occurs, you may still receive correspondence or documents using the corresponding substituted fund name.

Note: You will not bear any of the expenses related to the substitution, and the substitution will have no tax consequences for you.

CSVUL	Catalog No. 800284
Inforce	#118756